May 18, 2012

By EDGAR and Overnight Delivery

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	New Peoples Bankshares, Inc.

Registration Statement on Form S-1

Filed on March 29, 2012

File No. 333-180456

Form 10-K for the Year Ended December 31, 2011

Filed on March 1, 2012

File No. 000-33411

Dear Ms. McHale:

In response to the comments set forth in your letter dated April 25, 2012 with regard to the above-referenced Registration Statement on Form S-1 (“Registration Statement”) and the above-referenced Form 10-K (“Form 10-K”) of New Peoples Bankshares, Inc. (“NPBI”), we submit on behalf of NPBI the following supplemental responses and summary of revisions in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which NPBI is filing with this letter.

In addition to the EDGAR submission, we are sending to you by overnight delivery three copies of Amendment No. 1 marked to show changes made from the Registration Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 1.

Registration Statement on Form S-1

Cover Page

1.	Please confirm your cover page will not exceed one page in length.

NPBI confirms that the cover page will not exceed one page in length.

E-mail: douglas.densmore@leclairryan.com	1800 Wells Fargo Tower, Drawer 1200
Direct Phone: 540.510.3024	Roanoke, Virginia 24006
Direct Fax: 540.510.3050	Phone: 540.510.3000 \ Fax: 540.510.3050

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 18, 2012

2.	Please discuss your arrangements to place the funds raised by the subscription rights offering in escrow. Refer to Item 501(8)(iii) of Regulation S-K.

In response to the Staff’s comments, we have added information regarding the escrow of the funds raised by offering on the cover page of Amendment No. 1 as indicated by the number 2 in the margin.

3.	We note that you will be issuing shares of common stock to two of your directors in the total principal amount of $5.45 million, plus an undetermined number of additional shares for accrued interest. Where appropriate, please revise your disclosure to state the interest rate of the loans, the number of warrants the directors will receive, and explain why you will not be able to calculate the amount of shares to be awarded based on interest at the initiation of the rights offering.

In response to the Staff’s comments, we have revised our disclosure as indicated by the number 3 in the margin of Amendment No. 1 to state the interest rate on the loans owed to two directors which will be converted into our common stock in connection with the offering (the “Conversion Shares”), the number of warrants the directors will receive and the number of Conversion Shares the directors will receive for accrued interest. For purposes of the calculation of the number of warrants and Conversion Shares for accrued interest, which depends on the date the Conversion Shares are issued and the interest rate on the loans until then, we are proposing to use the currently scheduled closing date of September 15, 2012 and assume the interest rate on the loans remains the same, with the disclosure that the number of Warrants and Conversion Shares for accrued interest would be different if the Offering closes on a different date or the interest rate changes. The number of Conversion Shares which may be issued to either of the directors will also depend on receipt of any required regulatory approval.

Questions and Answers Relating to the Offering

How can eligible shareholders minimize the dilution of their ownership interest in the company?, page 3

4.	Please revise your statement that “current shareholders will be diluted to some extent” to quantify the amounts that current shareholders will be diluted, assuming that the minimum and maximum number of shares are sold in the rights offering. Please make similar changes throughout the registration statement, as necessary. In addition, please add the disclosure required by Item 506 of Regulation S-K.

In response to the Staff’s comments, as indicated by the number 4 in the margin of Amendment No. 1 we have quantified the amounts current shareholders will be diluted assuming the minimum and maximum number of shares are sold in the rights offering, assuming that all existing

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 18, 2012

shareholders equally exercise their subscription rights and all Conversion Shares issued. We have also added the disclosures required by Item 506 of Regulation S-K as indicated by the number 4 in the margin of Amendment No. 1.

How was the $1.50 per share subscription price determined?, page 5

5.	We note that you have filed the fairness opinion as an exhibit to the registration statement. Please amend our registration statement to include the fairness opinion as an annex to the prospectus.

The fairness opinion is included as an annex to the prospectus in Amendment No. 1.

Will our directors and executive officers participate in the offering?, page 7

6.	Please disclose the number of shares for which the directors have committed to subscribe as a percentage of the total number of shares for which they are eligible to subscribe.

In response to the Staff’s comment, we disclose as indicated by the number 6 in the margin of Amendment No. 1 the number of shares which the directors have committed to subscribe as a percentage of the total number of shares for which they are eligible to subscribe.

7.	Please revise your disclosure in this paragraph to include the beneficial ownership of directors Keene and White assuming the minimum and maximum amounts of shares sold in the offering.

In response to the Staff’s comment, as indicated by the number 7 in the margin of Amendment No. 1 we disclose the beneficial ownership of directors Keene and White assuming the minimum and maximum amounts of shares sold in the offering, assuming the Conversion Shares are issued on September 15, 2012, the estimated closing date, the current rate of interest on the loans being converted remains constant until September 15, 2012 and, assuming the approval of the Board of Governors of the Federal Reserve System to the resulting ownership by directors Keene and White if 10% or greater of the Company’s outstanding common stock.

What effects will the offering have on our outstanding common stock?, page 8

8.	Please revise your disclosure to separately identify the shares of common stock that will be underlying the warrants assuming you sell the maximum amount of shares.

In response to the Staff’s comment, we have disclosed as indicated by the number 8 in the margin of Amendment No. 1 the shares of common stock that will be underlying the warrants assuming the sale of the maximum amount of shares.

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 18, 2012

How much will the company receive in the offering, page 8

9.	Please remove the word “million” following the dollar amounts given.

We have removed the word “million” following the dollar amounts given.

Prospectus Summary

Recent Investments in our Company, page 12

10.	We note that directors Keene and White will need to receive regulatory approval to acquire more than 10% of the total outstanding shares. Please explain whether you have already applied for such approval, or whether management anticipates such approval to add any delays to the completion of the offering.

The applications of directors White and Keene to the Board of Governors of the Federal Reserve (“Federal Reserve”) are in the process of being completed and are expected to be filed in the near future. We believe that the applications will be approved by the Federal Reserve, although we cannot be certain. Assuming a September 15, 2012 closing date for issuing the Conversion Shares, we believe a decision from the Federal Reserve will be made in time to issue the Conversion Shares then, should such approval be necessary. However, in any event we will only be able to issue Conversion Shares up to the maximum number of shares permitted to be owned by either of the two directors under the applicable regulations of the Federal Reserve. Therefore, we do not believe there will be any delay in the closing occasioned by any need to receive Federal Reserve approval for the issuance of Conversion Shares.

Supervisory Actions, page 14

11.	We note your disclosure that you have been operating under a formal agreement with the Federal Reserve. Please explain whether you are under any obligations to reach certain capital requirements and whether this offering is a result of such obligations.

Pursuant to the Company’s Formal Agreement, the Company submitted a capital plan to the Federal Reserve which has approved it. The minimum number of shares to be sold in this offering is intended to raise sufficient capital to enable the Company to comply with the approved capital plan. We have added a disclosure to this effect as indicated by the number 11 in the margin of Amendment No. 1.

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 18, 2012

Risk Factors

General

12.	Please consider adding risk factors to address the following:

•	Your recent losses, your current capital amounts, and the risks that you will face if such losses continue;

•	The fact that the money investors contribute in the offering may be held in escrow for an extended period of time, including the potential length of the subscription and the follow-on offering; and

•	That there is no established market for your shares.

In response to the Staff’s comments as indicated by the number 12 in the margin of Amendment No. 1, we have added the risk factors set out in the comment.

In January 2011 we completed a “stress test” on our loan portfolio….,page 18

13.	We note that the credit losses reflected in the stress test could cause the bank to fall below the “well capitalized” level; please specify for which scenario(s) (Low, Medium, or High Stress) this was true.

In response to the Staff’s comments, none of the credit losses in the stress test (whether Low, Medium or High) would result in the Bank falling below the well-capitalized status. Because the loan loss experience has been consistent with the High Level scenario, the Company has fallen below well-capitalized status as of the end of the first quarter 2012. Once the Conversion Shares are issued, the Company believes it will return to well-capitalized status. We have amended this risk factor accordingly as indicated by the number 13 in the margin of Amendment No. 1.

Our reputation as a safe and sound financial institution…, page 21

14.	We note your disclosure that your former CEO and Senior Vice President have pled guilty to conspiring to commit insider trader. Please tell us the forum in which this proceeding was conducted and identify the parties to this action. Based on your response, we may have further comment.

There were two lawsuits in the United States District Court for the Western District of Virginia, Abingdon Division. The first was captioned United States of America v. Kenneth Hart Criminal No. 1:10CR00040. The second was captioned United States of America v. Gary Allen Lawson 111CR000003-001.

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 18, 2012

Use of Proceeds, page 31

15.	We note that you do not appear to have a current specific plan for the proceeds. If so, please so state and please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comments, we have added as indicated by the number 15 in the margin of Amendment No. 1 reflecting that over time the Company expects to invest approximately $8 million of the proceeds in the capital of the Bank to serve as a buffer for any possible future, unanticipated degradation in the Bank’s loans or asset portfolios and for the Bank’s general corporate purposes. Any proceeds not so invested in the Bank will be retained by the holding company for working capital and to provide additional capital support for the Bank should that become necessary or appropriate.

The Offering

Directors’ and Executive Officers’ Participation in the Offering, page 42

16.	Please add columns to the table on page 43 showing the percentage of ownership of each of the directors assuming that the minimum and maximum amounts of shares are purchased in the offering. Additionally, please tell us whether the conversion shares held by directors Keene and White include the shares offered in exchange for accrued interest.

In response to the Staff’s comments, as indicated by the number 16 in the margin of Amendment No. 1 the columns showing the percentage ownership of the directors assuming the minimum and maximum shares are issued in the offering. These include the Conversion Shares for principal and accrued interest assuming a September 15, 2012 issuance date, a constant interest rate on the loans to be converted until the issuance date, and, to the extent necessary, Federal Reserve approval for directors White and/or Keene to own such shares.

17.	We note that the total directors’ shares in the “Intended Purchase” column, after subtracting the conversion shares of Mr. Keene and Mr. White, total 521,999. Please reconcile this number with the 666,667 shares that you have disclosed directors have committed to purchase.

In addition to Directors Keene and White’s debt conversion to common stock, both directors have also agreed to purchase additional shares totaling 144,667 shares in addition to the other directors who have agreed to purchase 522,000 shares. Respectively, Mr. Keene intends on purchasing 66,667 additional shares and Mr. White 78,000 additional shares.

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 18, 2012

Description of Common Stock and Warrants

Warrant Agent, page 48

18.	Please file the Warrant Agreement as an exhibit to the registration statement.

The Warrant Agreement is filed as Exhibit 1.2 to Amendment No. 1.

Incorporation of Certain Information by Reference, page 55

19.	Please delete the third paragraph of this section. Form S-1 does not permit forward incorporation by reference.

The third paragraph in this section has been deleted in Amendment No. 1.

Item 17. Undertakings, page II-2

20.	Please add the undertaking required by Item 512(c) of Regulation S-K.

In response to the Staff’s comments, we have added the undertaking required by Item 512(c) of Regulation S-K as indicated by the number 20 in the margin of Amendment No. 1.

Exhibit 5.1

21.	We note that counsel has limited its opinion to the applicable provisions of the Virginia Stock Corporation Act. However, the Subscription Rights Agreement is governed by the laws of the state of New Jersey. Please provide an opinion that encompasses all relevant legal jurisdictions. In addition, to the extent that the Warranty Agreement is governed by the laws of a jurisdiction other than Virginia and New Jersey, please take the laws that govern it into consideration when providing your revised legal opinion.

In response to the Staff’s comments, we note that the Subscription Agent Agreement and the Warrant Agreement are governed by the laws of New Jersey. Accordingly, we have included our Firm’s opinion under New Jersey law with respect to those Agreements.

Exhibit 99.8

22.	Please supplementally provide us with the “Forecasts” described on page 2.

We are providing the Staff with the “Forecasts” described on page 2 of the Fairness Opinion by separate correspondence and ask that they be given confidential treatment.

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 18, 2012

Form 10-K for the Year Ended December 31, 2011

Item 3. Legal Proceedings, page 13

23.	In future filings, please provide the disclosure required by Item 103 of Regulation S-K, including a statement that other than as disclosed, you are not subject to any material pending legal proceedings. Please also include the specific information required under Item 103 relating to the joint venture lawsuit. Please include a draft of your proposed disclosures.

In response to the Staff’s comments, the Company will provide in future filings the disclosure required by Item 103 of Regulation S-K.

The Bank is a co-defendant in a case brought by VFI Associates LLC, Burke LPI and Nicewonder, LPI in the Circuit Court of Russell County, Virginia on March 2, 2010. The main claim is that the Bank’s former President and a former Senior Vice President imputed liability to the Bank through their conduct in a personal business venture and that an unrecordable ground lease entered into after the Bank’s deed of trust was recorded is superior in right. The relief sought is principally equitable in nature and not for money damages. The Bank believes it will prevail in the litigation.

Item 11. Executive Compensation, page 75

Summary Compensation Table, page 77

24.	We note that the total compensation, including salaries, of your named executive officers increased from 2010 to 2011. We also note that you consider your performance in determining the annual compensation amounts. Please provide more detail as to the basis for such compensation amounts and increases, given your net losses over the past three fiscal years.

In response to the Staff’s comments, we provide the following supplemental explanation.

The Compensation Committee considers salary surveys conducted by the Virginia Bankers Association to provide a basis for comparing the named executive compensation provided by the Company with its peers. Peer data for geographic and asset size is considered in establishing compensation. Because of the Company’s losses, no bonuses have been paid since 2009. In addition, no salary increases for named executive officers have been awarded since the end of 2010. At the end of 2010, named officer compensation was increased, notwithstanding the Company’s losses, as a reward for the extra effort required of our named executives to stabilize the

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 18, 2012

Bank’s condition and deal with its asset quality determination, to work through the changes required to comply with the Formal Agreement, and to infuse the Bank with both short term and long term cultural, employee and management changes to position the Bank for future growth.

Item 13. Certain Relationships, Related Transactions and Director Independence, page 81

25.	We note your disclosure relating to the branch location in Grundy, Virginia, and that final settlement of the transaction was to occur in early 2012. Please provide an update with respect to this transaction in your registration statement.

In response to the Staff’s comments, we have disclosed on page 12 of Amendment No. 1 that the final resolution of the Grundy Branch transaction is now expected to occur by the end of the second quarter when the necessary appraisal is expected to be complete.

***

Please contact me at (540) 510-3024 or Scott Richter at (804) 343-4079 should you require further information or if you have any questions.

Very truly yours,

/s/ Douglas W. Densmore
Douglas W. Densmore

cc: Mr. C. Todd Asbury

      Scott H. Richter, Esq.